Extraordinary General Meeting of Shareholders of XTL Biopharmaceuticals Ltd.

Date: March 29, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Extraordinary General Meeting of Shareholders:

	For	Against	Abstain
1. To re-elect Ms. Osnat Hillel Fein to hold office as an external director of the Company, commencing on March 25, 2021 for a period of Three (3) years, until March 24, 2024.	☐	☐	☐

	Yes	No
Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Mrs. Osnat Hillel Fein's re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Shareholders of XTL Biopharmaceuticals Ltd. to be Held on March 29, 2021 for Holders as of February 22, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.D.T. on March 24, 2021

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

XTL Biopharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.D.T. on March 24, 2021)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of **XTL Biopharmaceuticals Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business, **February 22, 2021**, at the **Extraordinary General Meeting of Shareholders** of the Company, to be held on **March 29, 2021** at **10:00 a.m. (Israel time)**, at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTE:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.**
3. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.**

To review materials for the meeting, please visit: www.xtlbio.com

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903